TENGASCO

TENGASCO, INC. Annual 03

TENGASCO INC

P.E 12-31-03

ARLS



TENASCO



CONTENTS

Tengasco is a vertically integrated energy company involved in oil and natural gas exploration and production, pipeline construction and other energy services.

Tengasco owns leases in over 28,300 acres in Tennessee and 2,000 acres in Kansas.

Founded in 1995 and headquartered in Knoxville, Tennessee, Tengasco employs approximately 25 people.

Tengasco stock trades on the American Stock Exchange under the symbol TGC. For the most current Tengasco information, visit the company's website at www.tengasco.com.

TENGASCO, INC. FIVE YEAR FINANCIAL HIGHLIGHTS

	2003	2002	2001	2000	1999
Oil & Gas Revenues	$ 6,040,872	$ 5,437,723	$ 6,656,758	$ 5,241,076	$ 3,017,252
Net Loss Attributable to Common Shareholders	($ 2,815,119)	($ 3,661,344)	(2,653,970)	(1,799,441)	(2,791,270)
Net Loss Attributable to Per Common Share	(0.24)	($0.33)	(0.26)	(0.19)	(0.33)
Total Assets	$30,604,240	$32,584,391	$32,128,245	$25,224,724	$15,182,712
Total Shareholder Equity	$11,888,332	$14,210,623	$14,991,847	$10,864,202	$7,453,930

Letter to Our Shareholders, Investors and Employees

In my letter to you in last year's Annual Report, I said that new management would "work more, talk less" and we have done that. We have accomplished much this past year, and I would like to take this opportunity to summarize what I believe we have achieved. By any measure, our most important achievement was our successful rights offering. Although it did not close until late March 2004, the Board began working on the rights offering early in 2003. In the end, shareholder interest in the rights offering was very high, and with your help we were able to raise additional capital for the Company of $9.1 million.

We began 2003 confronted by a number of major lawsuits, including the dispute with Bank One that prevented us from developing any of our oil and gas properties. The high legal costs of these actions together with the Bank One loan payments were draining our cash flow and preventing the Company from proceeding with its business operations. As I write this letter, I am extremely pleased to report to you that all of those lawsuits have been resolved on terms generally favorable to the Company. In the Bank One case, we had to decide whether to accept an offer of a negotiated discount, and pay only a portion of the principal owed, or to continue to endure the financial burden of preparations for trial. Other factors we had to consider were the uncertainties involved in any lawsuit, and that any award to the Company following a trial would have been appealed resulting in additional costs and delay. All things considered, we believed it best to put the matter behind us, and that the settlement agreed to was in the best interest of the Company and shareholders. One consequence, however, was that most of the proceeds from the rights offering were used to reduce debt, including the settlement with Bank One. We had expected to use a larger amount for development purposes, but the important point is that with the resolution of all major lawsuits, particularly the Bank One litigation, and reduction of debt service, the energy and attention of the Company can now be focused where they belong — on the oil and gas business.



Richard T. Williams
Chairman and
Chief Executive Officer

Tengasco owns three major properties: the Swan Creek field in Tennessee, our producing oil and gas leases in Kansas, and our 65-mile pipeline from the Swan Creek field to Kingsport. During 2003, the Swan Creek field accounted for four of the five most productive gas wells in the state, and our Warren Reed #2 well continues to out-perform all others by a wide margin. Gas produced from Swan Creek, including gas that belongs to royalty owners and our working interest partners, was nearly 25% of the total amount produced in the entire state of Tennessee. Swan Creek also had the second best oil well in the state, our Paul Reed #8. Still, all gas fields experience a decline in production as they mature, and the aggregate gas production from the state of Tennessee peaked 20 years ago in 1984. Swan Creek single-handedly doubled the state's gas production from 2000 to 2001 when the field was first brought online, but now it is demonstrating a normal decline in production from existing wells. We have additional prospects to explore in Tennessee, and we expect do so as capital becomes available for new projects. Our Kansas properties continue to provide a good revenue stream for the Company, as they have in past years. Approximately 45% of our gross revenue was attributable to Kansas oil for 2003. Many of our leases there date from the 1960's and production from them remains relatively constant. We have identified a number of additional drilling locations on our Kansas leases, using a new three-D seismic reflection imaging technology, but we were unable to drill them last year

Today, you have a much stronger company than a year ago, and looking to the future, the way forward is clear. The new has not yet worn off of our settlement with Bank One, but as quickly as possible, we need to re-establish our credit-worthiness, and find a bank to replace the bridge loan we used to effectuate the Bank One settlement. We need working capital to drill oil wells in Kansas and to test new prospects in Tennessee. Our 65-mile pipeline is the most valuable of our East Tennessee properties in terms of its potential to generate profits for decades into the future. Originally constructed at a cost of $16 million for the purpose of delivering Swan Creek gas to Eastman Chemical in Kingsport, the pipeline has a lifetime measured in decades, while the most prolific production life of a gas field is measured in years. A major focus of our efforts in the coming months will be to implement plans for additional development of the pipeline, and establish our subsidiary Tengasco Pipeline Corporation as a revenue producer for the long haul.

In the final analysis, a company is a collection not of properties, but of people. Tengasco has many fewer employees now than it did when I joined the Company at the beginning of 2003, but we can count among our accomplishments the fact that we protected our intellectual capital. No physical asset can generate the amount of revenue expected without the most important asset, experienced and talented employees. The oil and gas business is extremely competitive, and I am confident that we have the intellectual capital to compete not only in Tennessee but anywhere else in the world where opportunities may arise.

We will always strive to conduct our business according to a code of ethics that each member of our management team has agreed to abide by. We deeply appreciate all of the contributions of our employees, and we are grateful to our directors for their insight and wisdom. And we thank our shareholders for their continued support.

Richard T. Williams
Chairman and Chief Executive Officer



Management's Discussion and Analysis Of Financial Condition and Results of Operation

Results of Operations

The Company incurred a net loss to holders of common stock of $2,815,119 ($0.24 per share) in 2003 compared to a net loss of $3,661,344 ($0.33 per share) in 2002 and compared to a net loss of $2,653,970 ($0.26 per share) in 2001.

During 2003, the Company implemented Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), resulting in a gain on a cumulative effect from a change in accounting principle of $1,247,121. Additionally, the Company implemented Statement of Financial Accounting Standard No. 143, "Asset Retirement Obligations" in July 1, 2003, resulting in a loss on a cumulative effect from a change in accounting principle of ($351,204).

The Company realized oil and gas revenues of $6,040,872 in 2003 as compared to $5,437,723 in 2002 and as compared to $6,656,758 in 2001. The increase in revenues in 2003 from 2002 was due to an increase in prices in 2003. Gas prices for gas produced from the Swan Creek Field averaged $5.38 per MCF in 2003 as compared to $3.22 per MCF in 2002. Oil prices for oil produced from the Swan Creek Field averaged $26.87 per barrel in 2003 as compared to $21.85 in 2002. Gas prices for gas produced from the Kansas Properties averaged $4.73 per MCF in 2003 compared to $2.96 per MCF in 2002. Oil prices for oil produced from the Kansas Properties averaged $29.00 per barrel in 2003 compared to $23.89 per barrel in 2002. The increase in prices was partially offset by a reduction in volumes produced. The Company sold 1,004,899 MCF of natural gas from Swan Creek and Kansas in 2002 compared to 620,873 MCF in 2003. The Company also sold 147,243 barrels of oil from Swan Creek and Kansas in 2003, compared to 157,973 barrels in 2002. The reason for the decrease in volumes produced in 2003 was the Company's dispute with Bank One, N.A. which significantly limited the Company's ability to drill new wells and to work over under-producing wells in Kansas.

The Company's wholly owned subsidiary, Tengasco Pipeline Corporation, had pipeline transportation revenues of $163,393 in 2003, a decrease compared to of $259,677 in 2002 and $296,331 in 2001, resulting from the decrease in volumes of gas produced from the Swan Creek Field.

The Company's production costs and taxes have increased each year from 2001 to 2003 as additional costs have been incurred to maintain the Kansas Properties and to begin production from the Swan Creek Field in 2001. The production costs and taxes increased in 2003 to $3,412,201 from $3,094,731 in 2002 and from $2,951,746 in 2001. This increase was due to the fact that the Company's field personnel cost was capitalized as the Company was drilling new wells in 2001 and 2002, compared to 2003 when all employees were working to maintain production and these costs, including 2003 field salaries in Swan Creek in the amount of $279,000, were expensed. The remaining increase is due to increased property taxes on the pipeline because it has been assessed at a higher value after completion.

Depletion, depreciation, and amortization remained consistent in 2003 at $2,315,767 compared to $2,413,597 in 2002. Depletion, depreciation, and amortization in 2001 was $1,849,963. The primary increase in 2003 and 2002 levels from 2001 was due to a change in the estimate of proved reserves as set forth in the 2002 Ryder Scott reserve report.

The Company reduced its general administrative costs to $1,486,280 in 2003 from $1,868,141 in 2002 and $2,957,871 in 2001. Management has made a significant effort to control costs in every aspect of its operations. Some of these cost reductions include the reduction of personnel from 2002 and 2001 levels and utilization of existing employees to perform drafting and file preparation services previously performed by third parties at additional cost. The Company also closed its New York office in late 2002 and a field office in Tennessee in 2003.

The Company recorded an impairment loss of $459,000 relating to an oil rig in 2003.

Interest expense for 2003 increased significantly over 2002 levels due to the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 143 which deals with asset retirement obligations and SFAS No.150 regarding preferred stock and dividends on preferred stock being recognized as interest expense in 2003. Interest expense in 2003 was $1,357,963 compared to $578,039 in 2002 and $850,965 in 2001.

Public relations costs were significantly reduced in 2003 to $31,183 compared to $193,229 in 2002 and $293,448 in 2001 as the Company applied cost saving methods in the preparation of its Annual Report and in publishing of press releases.

Professional fees in 2003 were $549,503 compared to $707,926 in 2002 and $355,480 in 2001. These fees remained at a high level due to legal and accounting services primarily related to the Bank One litigation and new accounting regulations.

Dividends on preferred stock decreased to $268,389 in 2003 from $506,789 in 2002 and from $391,183 in 2001 as a result of SFAS No.150 effective July 1, 2003. The 2003 amount reflects dividends for the first six months of 2003. The remaining dividends were charged to interest expense.

Liquidity and Capital Resources

In November 2001, Bank One extended to the Company a line of credit of up to $35 million. The initial borrowing base under such credit agreement was $10 million. In April 2002, the Company received a notice from Bank One stating that it had redetermined and reduced the borrowing base under the credit agreement to approximately $3.1 million and requiring a $6 million reduction of the outstanding loan. As a result of Bank One's unexpected reduction of the borrowing base and the corresponding demand for payment of $6 million, combined with the fact that the Company is still in the early stages of its oil and gas operating history during which time the Company has had a history of losses from operations and has an accumulated deficit of ($30,755,038) and a working capital deficit of ($10,710,923) as of December 31, 2003, the Company's independent auditors issued their opinion which emphasized their substantial doubt about the Company's ability to continue as a going concern on the Company's consolidated financial statements for the year ended December 31, 2003. The Company's ability to continue as a going concern depends upon its ability to obtain long-term debt or raise capital and satisfy its cash flow requirements.

In May 2002, the Company filed suit against Bank One in Federal court in the Eastern District of Tennessee to restrain Bank One from taking any steps pursuant to the credit agreement to enforce its demand that the Company reduce its loan obligation or else be deemed in default and for actual and punitive damages resulting from the demand.

As of May 1, 2004, the principal amount owed by the Company under its existing credit facility agreement with Bank One, N.A. in Houston was $4,101,601.61. On May 13, 2004, the Company and Bank One executed a written settlement agreement resolving the lawsuit. The Company agreed to pay the sum of $3,657,000 to the Bank by May 18, 2004, in full satisfaction of its obligations to Bank One and the parties agreed to dismiss the lawsuit and release all claims against each other. Bank One also agreed to immediately release all its liens on all of the Company's properties securing the credit facility upon receipt of the agreed payment. The Company and the Bank each agreed to bear all of its own costs, expenses, and attorneys' fees incurred to date.

On May 18, 2004, the Company paid the Bank the settlement amount of $3,657,000. The funds were obtained from proceeds of a bridge loan from Dolphin Offshore Partners, L.P. in the principal amount of $2,500,000 bearing interest at 12% per annum with interest only payable monthly beginning June 18, 2004, principal being due and payable on May 20, 2005, prepayable without penalty and secured by a first lien on the company's Tennessee and Kansas producing properties and the Tennessee pipeline. The remainder of the settlement payment of $1,157,000 was paid from funds available to the Company from proceeds received by the Company from its rights offering. Upon receipt of this payment, an agreed order signed by the Company and the Bank dismissing all claims was filed with the court on May 20, 2004 and the case has been dismissed.

As of December 31, 2003, the Company had total stockholders' equity of $11,888,332 and total assets of $30,604,240. The Company had a net working capital deficiency at December 31, 2003 of ($10,710,923) compared to a net deficiency of ($7,998,835) at December 31, 2002.

Net cash provided by operating activities for 2003 was $314,004 as compared to net cash used in operating activities of $566,017 in 2002. The Company's net loss in 2003 increased to $3,442,647 from $3,154,555 in 2002. The impact on cash provided by operating activities was due to the net loss for 2003 and was primarily offset by non-cash depletion, depreciation, and amortization of $2,315,767, non-cash compensation and services paid by insurance of equity instruments of $93,313, loss on impairment of long-term assets of $495,000, accretion of liabilities of $454,939 and cumulative unpaid dividends of $350,453. Cash flow from working capital items in 2003 was $60,282 as compared to $126,321 in 2002. This resulted from decreases in 2003 from 2002 in accounts payable of $320,813 and in accounts receivable of $222,289 and an increase in accrued interest payable in 2003 from 2002 of $173,179.

Net cash used in operating activities increased from $221,176 in 2001 to $566,017 in 2002. The Company's net loss in 2002 increased to $3,154,555 from $2,262,787 in 2001. The impact on cash used was due to the net loss for 2001and was offset by non-cash depletion, depreciation and amortization of $2,413,597. Cash flow from working capital items in 2002 was $126,321 as compared to $232,338 in 2001. This resulted from increases from 2001 to 2002 in accounts payable of $188,597, and an increase in accrued liabilities of $31,805 and an increase in other current assets of $58,000, partially offset by an increase in 2002 from 2001 in accounts receivable of $69,192 and an increase in inventory of $103,384.

Net cash used in investing activities amounted to $63,046 for 2003 compared to $2,889,937 for 2002. The decrease in net cash used for investing activities during 2003 was primarily attributable to the fact that in 2003 additions to oil and gas properties was $133,501 compared to $1,982,529 in 2002. In 2003 there was a reduction in expenditures used for the construction of Phase II of the pipeline system from $841,750 in 2002 to $5,775 and in 2003 the Company did not make any expenditures for additions to other property and equipment whereas in 2002 the Company expended $214,897 for these items.

Net cash used in investing activities amounted to $2,889,937 for 2002 compared to net cash used in the amount of $9,408,684 for 2001. The decrease in net cash used for investing activities during 2002 is primarily attributable to the construction of Phase II of the pipeline of $4,213,095 in 2001 as compared to $841,750 in 2002, and additions to oil and gas properties of $4,821,883 in 2001 as compared to $1,982,529 in 2002.

Net cash used in financing activities amounted to $122,422 in 2003 compared to net cash provided by financing activities of $3,246,633 in 2002. The primary sources of financing include proceeds from borrowings of $3,256,171 in 2003 compared to $2,063,139 in 2002, private placements of common stock of $250,000 in 2003 compared to $2,677,000 in 2002, convertible redeemable preferred stock of $1,303,168 in 2002 compared to none in 2003 and proceeds from the exercise of options of $47,000 in 2003 compared to none in 2002. The primary use of cash in financing activities was the repayment of borrowings of $3,432,470 in 2003 compared to $2,378,273 in 2002.

Net cash provided by financing activities decreased to $3,246,633 in 2002 from $8,419,336 in 2001. This was due to the Company's inability to enter into new financing arrangements in 2002 as a result of its dispute with Bank One as discussed above. In 2001 the primary sources of financing included proceeds from borrowings of $10,442,068 as compared to $2,063,139 in 2002, private placements of common stock of $3,900,000 in 2001 as compared to $2,677,000 in 2002, convertible redeemable preferred stock of $l,591,150 in 2001 as compared to $1,303,168 in 2002 and proceeds from exercise of options of $2,341,000 in 2001 as compared to none in 2002 as the market price of the Company's stock fell below the exercise price of the earlier granted options. The primary use of cash in financing activities in 2001 was the use of the funds received from Bank One to repay the Company's prior borrowings of $8,833,325 as compared to 2002 when cash from financing activities of $2,378,273 was used primarily to make payments to Bank One in 2002 and for working capital.

The Company must make substantial capital expenditures for the acquisition, exploration and development of oil and gas reserves. There can be no assurances that the Company's revenues or cash flows will not be reduced because of a variety of reasons, including lower oil and gas prices or the inoperability of some or all of our existing wells, as to which there can be no assurances. The Company does not know that it will be able to obtain additional funds to make these substantial capital expenditures.

Critical Accounting Policies

The Company's accounting policies are described in the Notes to Consolidated Financial Statements. The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

SELECTED FINANCIAL DATA

The following selected financial data has been derived from and should be read in conjunction with the Company's financial statements including related footnotes.

Years Ended December 31,	2003	2002	2001	2000	1999
Income Statement Data:					
Oil and Gas Revenues	$ 6,040,872	$ 5,437,723	$ 6,656,758	$ 5,241,076	$ 3,017,252
Production Costs and Taxes	$ 3,412,201	$ 3,094,731	$ 2,951,746	$ 2,614,414	$ 2,564,932
General and Administrative	$ 1,486,280	$ 1,868,141	$ 2,957,871	$ 2,602,311	$ 1,961,348
Interest Expense	$ 1,357,963	$ 578,039	$ 850,965	$ 415,376	$ 417,497
Net Loss	$(3,442,647)	$(3,154,555)	$(2,262,787)	$(1,541,884)	$(2,671,923)
Net Loss Attributable to Common Stockholders	$(2,815,119)	$(3,661,334)	$(2,653,970)	$(1,799,441)	$(2,791,270)
Net Loss Attributable to Common Stockholders Per Share	$ (0.24)	$ (0.33)	$ (0.26)	$ (0.19)	$ (0.33)

As of December 31[1,2,3],	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working Capital Deficit	$(10,710,923)	$(7,998,835)	$(6,326,204)	$ (708,317)	$(1,406,263)
Oil and Gas Properties, Net	$ 12,989,443	$13,864,321	$13,269,930	$ 9,790,047	$ 8,444,036
Pipeline Facilities, Net	$ 15,139,789	$15,372,843	$15,039,762	$11,047,038	$ 4,212,842

[1]With respect to the pipeline facilities, during the years ended December 31, 2000 and 1999, this included portions which were under construction.

[2]No cash dividends have been declared or paid by the Company for the periods presented.

[3]On July 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150 under which mandatorily redeemable preferred stock shall be reclassified at estimated fair value to a liability. Thus, in 2003, it was determined that each of the Company's series of preferred stock qualifies as shares subject to mandatory redemption and should be classified as a liability.

Total Assets	$30,604,240	$32,584,391	$32,128,245	$25,224,724	$15,182,712
Long-Term Debt	$ 5,732,151	$ 2,006,209	$ 3,902,757	$ 7,108,599	$ 3,119,293
Redeemable Preferred Stock	$ -0-	$ 6,762,218	$ 5,459,050	$ 3,938,900	$ 1,988,900
Stockholders Equity	$11,888,332	$14,210,623	$14,991,847	$10,864,202	$ 7,453,930

CONTRACTUAL OBLIGATIONS

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$10,057,925	$ 9,836,290	$ 221,635	$ -0-	$ -0-
Capital Lease Obligations	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Operating Lease Obligations	$ 112,940	$ 56,470	$ 56,470	$ -0-	$ -0-
Purchase Obligations	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Other Long-Term Liabilities	$ 6,059,860	$ 716,975	$ 5,342,885	$ -0-	$ -0-
Total	$16,230,725	$10,609,735	$ 5,620,990	$ -0-	$ -0-

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Commodity Risk

The Company's major market risk exposure is in the pricing applicable to its oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas production. Historically, prices received for oil and gas production have been volatile and unpredictable and price volatility is expected to continue. Monthly oil price realizations ranged from a low of $23.44 per barrel to a high of $33.60 per barrel during 2003. Gas price realizations ranged from a monthly low of $3.69 per Mcf to a monthly high of $9.11 per Mcf during the same period. The Company did not enter into any hedging agreements in 2003 to limit exposure to oil and gas price fluctuations.

Interest Rate Risk

At December 31, 2003, the Company had debt outstanding of approximately $16.1 million including, as of that date, $5.1 million owed on its revolving credit facility with Bank One. The interest rate on the Bank One revolving credit facility is variable based on the financial institution's prime rate plus 0.25%. The Company's remaining debt of $11 million has fixed interest rates ranging from 6% to 12%. As a result, the Company's annual interest costs in 2003 fluctuated based on short-term interest rates on approximately 32% of its total debt outstanding at December 31, 2003. The impact on interest expense and the Company's cash flows of a 10 percent increase in Bank One's prime rate (approximately 0.5 basis points) would be approximately $22,000, assuming borrowed amounts under the Bank One credit facility remained at the same amount owed as of December 31, 2003. The Company did not have any open derivative contracts relating to interest rates at December 31, 2003.



FINANCIAL REVIEW

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of loss, stockholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and has an accumulated deficit of $30,755,038 and a working capital deficit of $10,710,923. Additionally, during 2002 the Company's primary lender classified the remaining outstanding balance as immediately due and payable, thereby, hampering the Company's ability to continue its acquisition, exploration and development programs. The working capital deficiency and the Company's cash positions have resulted in the Company's inability to pay cumulative dividends and mandatory redemption requirements on the Company's shares subject to mandatory redemption. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 9 and 10 to the consolidated financial statements, the Company implemented the provisions of Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations" on January 1, 2003 and the provisions of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" on July 1, 2003.

BDO Seidman, LLP

BDO Seidman, LLP
Atlanta, Georgia
February 27, 2004, except for Note 14,
which is as of March 18, 2004

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
Assets (Note 1)		
Current		
Cash and cash equivalents	$ 312,666	$ 184,130
Investments	60,000	34,500
Accounts receivable	508,378	730,667
Participant receivables	68,402	70,605
Inventory	280,693	262,748
Current portion of loan fees, net of accumulated amortization of $367,032 and $194,312, respectively (Note 7)	151,136	323,856
Other current assets (Note 14)	223,003	–
Total current assets	1,604,278	1,606,506
Oil and gas properties, net (on the basis of full cost accounting) (Notes 4, 7 and 16)	12,989,443	13,864,321
Pipeline facilities, net of accumulated depreciation of $1,265,003 and $729,043, respectively (Notes 5 and 7)	15,139,789	15,372,843
Other property and equipment, net (Notes 6 and 7)	870,730	1,685,950
Loan fees, net of accumulated amortization of $53,542 and $13,384, respectively	–	40,158
Other assets	–	14,613
	$30,604,240	$32,584,391

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt (Notes 1 and 7)	**$ 6,127,290**	$ 7,861,245
Accounts payable – trade	**1,075,948**	1,396,761
Accrued interest payable (Note 9)	**835,059**	61,141
Accrued dividends payable (Note 9)	–	254,389
Notes payable to related parties (Note 7)	**3,709,000**	–
Other accrued liabilites	**18,561**	31,805
Current shares subject to mandatory redemption (Note 9)	**549,344**	–
Total current liabilities	**12,315,201**	9,605,341
Long term debt to related parties (Note 7)	–	750,000
Shares subject to mandatory redemption (Note 9)	**5,510,516**	–
Aset retirement obligations (Notes 4 and 10)	**668,556**	–
Long Term debt, less current maturities (Note 7)	**221,635**	1,256,209
Total liabilities	**18,715,908**	11,611,550
Commitments and contingencies (Notes 1 5, 7, 8, 10, and 11)		
Preferred stock, $.0001 par value; authorized 25,000,000 shares (Note 9):		
Series A 8% cumulative, convertible, mandatorily redeemable; 28,679 and shares outstanding; redemption value $2,867,900	–	2,867,900
Series B 8% cumulative, convertible, mandatorily redeemable; 27,550 shares outstanding; redemption value $2,755,000, net of related commissions	–	2,591,150
Series C 6% cumulative, convertible, mandatorily redeemable; 14,491 shares outstanding, redemption value $1,449,100 net of related commissions	–	1,303,168
Total preferred stock	–	6,762,218
Stockholders' equity (Notes 11)		
Common stock, $.001 par value; authorized 50,000,000 shares; 12,064,977 and 11,459,279 shares issued, respectively	**12,080**	11,460
Additional paid-in capital	**42,721,290**	42,237,276
Accumulated deficit	**(30,755,038)**	(27,776,726)
Accumulated other comprehensive loss	**(90,000)**	(115,500)
Treasury Stock, at cost, 14,500 shares	–	(145,887)
Total stockholders' equity	**11,888,332**	14,210,623
	$30,604,240	$ 32,584,391

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31,	**2003**	2002	2001
Revenues and other income			
Oil and gas revenues	**$ 6,040,872**	$ 5,437,723	$ 6,656,758
Pipeline transportation revenues	**163,393**	259,677	296,331
Interest Income	**985**	3,078	43,597
Total revenues and other income	**6,205,250**	5,700,478	6,996,686
Costs and expenses			
Production costs and taxes	**3,412,201**	3,094,731	2,951,746
Depreciation, depletion and amortization (Notes 4, 5 and 6)	**2,315,767**	2,413,597	1,849,963
General and administrative	**1,486,280**	1,868,141	2,957,871
Interest expense (Notes 9 and 10)	**1,357,963**	578,039	850,965
Public relations	**31,183**	193,229	293,448
Professional fees	**549,503**	707,296	355,480
Loss on impairment of long-lived asset	**495,000**	–	–
Total costs and expenses	**9,647,897**	8,855,033	9,259,473
Net loss	**(3,442,647)**	(3,154,555)	(2,262,787)
Dividends on preferred stock (Note 9)	**(268,389)**	(506,789)	(391,183)
Net loss attributable to common stockholders before cumulative effects of changes in accounting principle	**(3,711,036)**	$ (3,661,344)	(2,653,970)
Cumulative effect of a change in accounting prinicple (Note 10)	**(351,204)**	–	–
Cumulative effect of a change in accounting principle (Note 9)	**1,247,121**	–	–
Net loss attributable to common stockholders	**$ (2,815,119)**	$ (3,661,344)	$(2,653,970)
Net loss attributable to common stockholdersper share Basic and diluted:			
Operations	**$ (0.31)**	$ (0.33)	$ (0.26)
Cumulative effect of a change in accounting principle (Note 10)	**$ (0.03)**	$ –	$ –
Cumulative effect of a change in accounting principle (Note 9)	**$ 0.10**	$ –	$ –
Total	**$ (0.24)**	$ (0.33)	$ (0.26)
Weighted average shares outstanding	**11,956,135**	11,062,436	10,235,253

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSSES

	Common Stock		Additional Paid-In
	Share	Amount	Capital
Balance, December 31, 2000	9,295,558	$ 9,296	$25,941,709
Net loss	–	–	–
Common stock issued with 5% stock dividend (Note 10)	498,016	498	6,374,111
Common stock issued on conversion of debt	93,069	93	523,157
Common stock issued for exercised options	274,932	275	2,340,725
Common stock issued on conversion of preferred stock	12,347	13	70,988
Common stock issued for services	10,000	10	69,990
Common stock issued in private placements, net of related expense	374,733	374	3,899,624
Common stock issued as a charitable donation	1,950	2	22,251
Treasury stock purchased	–	–	–
Dividends on convertible redeemable preferred stock	–	–	–
Balance, December 31, 2001	10,560,605	10,561	39,242,555
Net loss	–	–	–
Comprehensive loss:			
Net loss	–	–	–
Other comprehensive loss	–	–	–
2002 comprehensive loss	–	–	–
Common stock issued in private placements, net of related expenses	850,000	850	2,676,150
Common stock issued on conversion of debt	20,592	20	119,980
Common stock issued in purchase of equipment	19,582	20	149,980
Common stock issued for services	8,500	9	48,611
Dividends on convertible redeemable preferred stock	–	–	–
Balance, December 31, 2002	11,459.279	11,460	42,237,276
Net loss	–	–	–
Cumulative effects of changes in accounting principles	–	–	–
Comprehensive loss:			
Net loss	–	–	–
Other comprehensive gain	–	–	–
2003 comprehensive loss	–	–	–
Common stock issued in private placements, net of related expenses	227,275	227	249,773
Common stock issued on conversion of debt	60,528	61	69,538
Common stock issued for charity	3,571	4	5,710
Common stock issued for services	55,500	70	(64,458)
Common stock issued for exercised options	94,000	94	46,906
Common stock issued for preferred dividends in arrears	154,824	154	170,155
Common stock issued for litigation settlement	10,000	10	6,390
Accretion of issue cost on preferred stock – series B and C	–	–	–
Dividends on convertible redeemable preferred stock	–	–	–
Balance, December 31, 2003	$12,064,977	$12,080	$42,721,290

Accumulated Deficit	Comprehensive Loss	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total
(15,086,803)	–	–	–	–	10,864,202
(2,262,787)	–	–	–	–	(2,262,787)
(6,374,609)	–	–	–	–	–
–	–	–	–	–	523,250
–	–	–	–	–	2,341,000
–	–	–	–	–	71,001
–	–	–	–	–	70,000
–	–	–	–	–	3,899,998
–	–	–	–	–	22,253
–	–	–	14,500	(145,887)	–
(391,183)	–	–	–	–	–
(24,115,382)	–	–	14,500	(145,887)	14,991,847
(3,154,555)	–	–	–	–	(3,154,555)
–	(3,661,334)		–	–	–
–	(115,500)	(115,500)	–	–	(115,500)
–	(3,776,844)	–	–	–	–
–	–	–	–	–	2,677,000
–	–	–	–	–	120,000
–	–	–	–	–	150,000
–	–	–	–	–	48,620
(506,789)	–	–	–	–	(506,789)
(27,776,726)	–	(115,500)	14,500	(145,887)	14,210,623
(3,442,647	–	–	–	–	(3,442,647)
895,917	–	–	–	–	895,917
–	(2,815,119)	–	–	–	–
–	25,500	25,500	–	–	25,500
–	(2,789,619)	–	–	–	–
–	–	–	–	–	250,000
–	–	–	–	–	69,599
–	–	–	–	–	5,714
–	–	–	(14,500)	145,887	81,499
–	–	–	–	–	47,000
–	–	–	–	–	170,309
–	–	–	–	–	6,400
(163,193)	–	–	–	–	(163,193)
(268,389)	–	–	–	–	(268,389)
$(30,755,038)	–	$(90,000)	–	$ –	$11,888,332

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	**2003**	2002	2001
Operating activities			
Net loss	**$ (3,442,647)**	$(3,154,555)	$ (2,262,787)
Adjustments to reconcile net loss to net cash			
Provided by (used in) operating activities:			
Depreciation, depletion and amortization	**2,315,767**	2,413,597	1,849,963
Compensation and services paid in stock options, stock warrants, and common stock	**93,313**	48,620	92,253
Loss on impairment of long-lived assets	**495,000**	–	–
Accretions of liabilities	**454,939**	–	–
Cumulative dividends on redeemable shares	**350,453**	–	–
Gain on sale of equipment	**(13,103)**	–	(132,943)
Changes in assets and liabilities:			
Accounts receivable	**222,289**	(69,192)	3,814
Participant receivables	**2,203**	13,492	–
Inventory	**(17,945)**	(103,384)	91,981
Other assets	**14,613**	58,000	–
Accounts payable – trade	**(320,813)**	188,597	191,702
Accrued interest payable	**173,179**	7,003	(2,519)
Other accrued liabilities	**(13,244)**	31,805	(52,640)
Net cash provided by (used in) operating activities	**314,004**	(566,017)	(221,176)
Investing activities			
Additions to other property and equipment	**–**	(214,897)	(285,722)
Net additions to oil and gas properties	**(133,501)**	(1,982,529)	(4,821,883)
Additions/deletions to pipeline facilities	**(5,775)**	(841,750)	(4,213,095)
Decrease (increase) in restricted cash	**–**	120,872	(120,872)
Other	**76,230**	28,367	32,888
Net cash used in investing activities	**(63,046)**	(2,889,937)	(9,408,684)
Financing activities			
Proceeds from exercise of options	**47,000**	–	2,341,000
Proceeds from borrowings	**3,256,171**	2,063,139	10,442,068
Repayments of borrowings	**(3,432,470)**	(2,378,273)	(8,833,325)
Net proceeds from issuance of common stock	**250,000**	2,677,000	3,900,000
Proceeds from private placements of convertible redeemable preferred stock, net	**–**	1,303,168	1,591,150
Dividends on convertible redeemable preferred stock	**(20,120)**	(364,858)	(357,503)
Purchase of treasury stock	**–**	–	(145,887)
Payment of loan and offering fees	**(223,003)**	(53,543)	(518,167)
Net cash provided by (used in) financing activities	**(122,422)**	3,246,633	8,419,336

	2003	20021	2001
Net change in cash and cash equivalents	**128,536**	(209,321)	(1,210,524)
Cash and cash equivalents, beginning of year	**184,130**	393,451	1,603,975
Cash and cash equivalents, end of year	**$ 312,666**	$ 184,130	$ 393,451
Supplemental disclosure of non-cash investing and financing activities:			
During 2001, the Company issued a 5% stock dividend of 498,016 shares	–	–	$ 6,374,609
During 2001 and 2000, the Company converted preferred stock to common stock.	–	–	$ 71,000
During 2003, 2002 and 2001, respectively, the Company issued common stock on conversion of debt.	**$ 69,549**	$ 120,000	$ 523,250
During 2003, 2002 and 2001, respectively, the Company issued common stock and stock options for services received and charitable contributions made.	**$ 93,313**	$ 48,620	$ 92,253
During 2001, the Company sold equipment for equity investments.	–	–	$ 150,000
During 2002, the Company purchased equipment by issuing common stock	–	$ 150,000	–
During 2003, the Company capitalized a lawsuit settlement relating to the pipeline	**$ 297,171**	–	–
On January 1, 2003, the Company capitalized future asset retirement obligations to oil and gas properties	**$ 346,922**	$ –	$ –

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern and assume realization of assets and the satisfaction of liabilities in the normal course of business. The Company continues to be in the early stages of its oil and gas related operating history as it endeavors to expand its operations through the continuation of its drilling program in the Tennessee Swan Creek Field. Accordingly, the Company has incurred continuous losses through these operating stages and has an accumulated deficit of $30,755,038 and a working capital deficit of $10,710,923 as of December 31, 2003. During 2002, the Company was informed by its primary lender that the entire amount of its outstanding credit facility was immediately due and payable, as provided for in the Credit Agreement (see Note 7). The Company has disputed its obligation to make this payment and is attempting to resolve the dispute or to obtain alternative refinancing arrangements to repay this current obligation. Although the Company has been paying $200,000 per month plus accrued interest since April 2002, the Company is still considered to be in default by the bank. Accordingly, these $200,000 payments have put a strain on the Company's ability to pay other obligations as they become due and have hampered the Company's ability to continue its acquisition, exploration and development programs. In October 2003, the Company was unable to redeem the required $143,395 of the Series A shares and is in arrears on payment of its cumulative dividends totaling $600,738. These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans with regards to this uncertainty primarily relate to the issuance of additional common stock and to acquire access to other forms of lender financing. On February 13, 2004, the Company filed an amended Form S-1 with the Securities and Exchange Commission issuing rights to existing shareholders to purchase up to 3 shares (for each share owned) of the Company's common stock for $0.25 per share. See Note 14 to the consolidated financial statements which describes the results of the Rights Offering. Additionally, management is continuing to explore other avenues of lender financing at more favorable terms in order to reduce financing expenditures in the future. With the anticipation of the rights offering proceeds and more favorable debt positions, management hopes to obtain sufficient cash flows in the future to recommence their drilling program in order to maximize sales of oil and gas volumes to their customers.

2. Summary of Significant Accounting Policies

Organization – Tengasco, Inc. (the "Company"), a publicly held corporation, was organized under the laws of the State of Utah on April 18, 1916, as Gold Deposit Mining and Milling Company. The Company subsequently changed its name to Onasco Companies, Inc

The Company changed its domicile from the State of Utah to the State of Tennessee on May 5, 1995 and its name was changed from "Onasco Companies, Inc." to "Tengasco, Inc."

The Company's principal business consists of oil and gas exploration, production and related property management in the Appalachian region of eastern Tennessee and in the state of Kansas. The Company's corporate offices are in Knoxville, Tennessee. The Company operates as one reportable business segment, based on the similarity of activities.

During 1996, the Company formed Tengasco Pipeline Corporation ("TPC"), a wholly-owned subsidiary, to manage the construction and operation of a 65-mile gas pipeline as well as other pipelines planned for the future. During 2001, TPC began transmission of natural gas through its pipeline to customers of Tengasco.

Basis of Presentation – The consolidated financial statements include the accounts of the Company, Tengasco Pipeline Corporation and Tennessee Land and Mineral, Inc. All significant intercompany balances and transactions have been eliminated.

Use of Estimates – The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenue Recognition – The Company recognizes revenues based on actual volumes of oil and gas sold and delivered to its customers. Natural gas meters are placed at the customers' locations and usage is billed monthly. Crude oil is stored at the time of the delivery of the oil to customers, revenues is recognized.

Cash and Cash Equivalents – The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Investment Securities – Investment securities available for sale are reported at fair value, with unrealized gains and losses, when material, reported as a separate component of stockholders' equity, net of the related tax effect. Other comprehensive income/(losses) of $25,500 and ($115,500) were recorded during the years ended December 31, 2003 and 2002, respectively resulting from a decrease in the fair value of the securities. Accumulated other comprehensive losses were ($90,000) and ($115,500) at December 31, 2003 and 2002, respectively.

Inventory – Inventory consists primarily of crude oil in tanks and is carried at market value.

Oil and Gas Properties – The Company follows the full cost method of accounting for oil and gas property acquisition, exploration and development activities. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals and the costs of drilling, completing equipping and closing oil and gas wells. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs.

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. These reserves were estimated by Ryder Scott Company, Petroleum Consultants in 2001, 2002 and 2003.

The capitalized oil and gas property, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. No ceiling write-downs were recorded in 2003, 2002 or 2001.

Pipeline Facilities – Phase I of the pipeline was completed during 1999. Phase II of the pipeline was completed on March 8, 2001. Both phases of the pipeline were placed into service upon completion of Phase II. The pipeline is being depreciated over its estimated useful life of 30 years; beginning at the time it was placed in service.

Other Property and Equipment and Long-Lived Assets – Other property and equipment are carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from five to ten years. Long-lived assets (other than oil and gas properties) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When evidence indicates that operations will not produce sufficient cash flows to cover the carrying amount of the related asset, a permanent impairment is recorded to adjust the asset to fair value. At December 31, 2003, management believes that carrying amounts of all of the Company's long-lived assets will be fully recovered over the course of the Company's normal future operations.

Stock-Based Compensation – Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was implemented in January 1996. As permitted by SFAS 123, the Company has continued to account for stock compensation to employees by applying the provisions of Accounting Principles Board Opinion No. 25. If the accounting provisions of SFAS 123 had been adopted, net loss and loss per share would have been as follows for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Net loss attributable to common shareholders			
As reported	**$ (2,815,119)**	$ (3,661,344)	$ (2,653,970)
Stock based compensation	**(22,650)**	(77,821)	(257,328)
Pro forma	**$ (2,837,769)**	$ (3,739,165)	$ (2,911,298)
Basic and diluted loss per share			
As reported	**$ (0.24)**	$(0.33)	$ (0.26)
Pro forma	**(0.24)**	(0.34)	(0.28)

Notes to Consolidated Financial Statements

Accounts Receivable – Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Management includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, the Company believes no allowance for doubtful accounts as of December 31, 2003 and 2002 is necessary. However, actual write-offs may occur.

Income Taxes – The Company accounts for income taxes using the "asset and liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets arise primarily from net operating loss carryforwards. Management evaluates the likelihood of realization of such assets at year-end reserving any such amounts not likely to be recovered in future periods.

Concentration of Credit Risk – Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, such cash in banks is in excess of the FDIC insurance limit.

The Company's primary business activities include oil and gas sales to several customers in the states of Tennessee and Kansas. The related trade receivables subject the Company to a concentration of credit risk within the oil and gas industry.

The Company has entered into contracts to supply two manufacturers with natural gas from the Swan Creek field through the Company's pipeline. These customers are the Company's primary customers of natural gas sales. Additionally, the Company sells a majority of its crude oil primarily to two customers, one each in Tennessee and Kansas. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it could have a significant adverse effect on the Company's projected results of operations.

Loss per Common Share – Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during each year. Shares issued during the year are weighted for the portion of the year that they were outstanding. Diluted loss per share does not differ from basic loss per share since the effect of all common stock equivalents is anti-dilutive. Basic and diluted loss per share are based upon 11,956,135 weighted overage common shares outstanding for the year ended December 31, 2003, 11,062,436 weighted overage common shares outstanding for the year ended December 31, 2002, and 10,235,253 weighted overage common shares outstanding for the year ended December 31, 2001. Diluted loss per share does not consider approximately 390,278, 1,473,000, and 943,000 potential weighted average common shares for 2003, 2002, and 2001 related primarily to common stock options and convertible preferred stock and debt. These shares were not included in the computation of the diluted loss per share amount because the Company was in a net loss position and, thus, any potential common shares were anti-dilutive. All share and per share amounts have been adjusted to reflect the 5% stock dividend declared in September 2001.

Fair Values of Financial Instruments – Fair values of cash and cash equivalents, investments and short-term debt approximate their carrying values due to the short period of time to maturity. Fair values of long-term debt are based on quoted market prices or pricing models using current market rates, which approximate carrying values.

Recent Accounting Pronouncements – A reporting issue has arisen regarding the application on certain provisions of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") to companies in the extracting industries including oil and gas companies. The issue is whether SFAS 142 requires the registrants to classify the cost of mineral rights held under lease or other contractual arrangements associated with extracting oil and gas as intangible assets in the balance sheet, apart from other capitalized oil and gas properties owned and provide specific footnote disclosures. Historically, the Company had included the cost of such mineral rights associated with extracting oil and gas as a component of oil and gas properties. If it is ultimately determined that SFAS 142 requires oil and gas companies to classify cost of mineral rights held under lease or other contractual arrangements associated with extracting oil and gas as a separate intangible asset line item on the balance sheet, the Company would be required to reclassify approximately $484,000 at December 31, 2003 and $346,000 at December 31, 2002, out of oil and gas properties and into a separate intangible asset line item. The Company's consolidated statements of net loss and cash flows would not be affected since such intangible assets would continue to be depleted and amortized for impairment in accordance with full cost accounting rules. Further, the Company does not believe the classification of the cost of mineral rights associated with extracting oil and gas as intangible assets would have any impact on compliance with covenants under its debt agreements.

In 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties. Prior to adoption of this statement, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization for oil and gas properties without recording a separate liability for such amounts. The Company adopted SFAS 143 beginning on January 1, 2003 and recorded a cumulative loss from adoption of this statement of approximately ($351,000). During 2003 the Company recorded $73,368 in accretion cost (using a 12% accretion factor) on the asset retirement obligation. These accretion costs are included in interest expense at December 31, 2003.

Statement of Financial Accounting Standard No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets" and for Long-Lived Assets to be Disposed Of. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and expands guidance with respect to cash flow estimations. SFAS 144 became effective for the Company's fiscal year beginning January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

The FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities, ("SFAS 146") in June 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." SFAS 146 applies to costs incurred in an "exit activity," which includes, but is not limited to, a restructuring, or a "disposal activity" covered by SFAS 144. The effect of this statement did not have a material impact on the Company.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The effect of this statement did not have a material impact on the Company.

During December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of certain entities that are determined to be variable interest entities ("VIE's"). An entity is considered to be a VIE when either (i) the entity lacks sufficient equity to carry on its principal operations, (ii) the equity owners of the entity cannot make decisions about the entity's activities or (iii) the entity's equity neither absorbs losses or benefits from gains. The Company owns no interests in variable interest entities, and therefore this new interpretation has not affected Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity and it requires that an issuer classify a financial instrument within its scope as a liability. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003 for public companies. Restatement is not permitted. Adoption of this standard during 2003 resulted in a reclassification to a liability and restatement of the Company's assets to restricted fair values of the Company's Series A, B and C preferred stock subject to mandatory redemption. Accordingly, for the year ended December 31, 2003, the Company recognized cumulative gain from a change in accounting principle of approximately $1,247,000. This cumulative gain results from the difference between the carrying amount of the preferred shares and the fair value of the shares after adoption. Accretion totaling $354,735 has been recognized as interest expense for the period from July 1, 2003 through December 31, 2003.

Reclassifications – Certain prior year amounts have been reclassified to conform with current year presentation.

3. Related Party Transactions

During 2003 and 2002, the Company received debt financing from Directors totaling $2,959,000 and $750,000 respectively, to fund operating cash flow needs and to finance continued development of the Swan Creek field. Interest incurred on this debt was approximately $206,000 and $15,000 for the years ended December 31, 2003 and 2002, respectively. See Note 7.

During 2002, the Company borrowed $110,000 from

Notes to Consolidated Financial Statements

a former director. The advance was non-interest bearing and was repaid in July 2002.

During 2001, the Company repaid all principal and interest due at that time to related parties, using the proceeds from the line of credit with Bank One. Interest incurred to related parties was approximately $546,000 for the year ended December 31, 2001.

During 2001, the Company converted debt of $200,000 payable to a director into 42,017 shares of common stock.

4. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties:

December 31,	2003	2002
Oil and gas properties, at cost	$ 17,580,174	$ 17,099,753
Accumulation depreciation, depletion and amortization	(4,590,731)	(3,235,432)
Oil and gas properties, net	$ 12,989,443	$ 13,864,321

During the years ended December 31, 2003, 2002 and 2001, the Company recorded depletion expense of approximately $1,355,000, $1, 388, 000 and $1,342,000, respectively.

5. Pipeline Facilities

In 1996, the Company began construction of a 65-mile gas pipeline (1) connecting the Swan Creek development project to a gas purchaser and (2) enabling the Company to develop gas distribution business opportunities in the future. Phase I, a 30-mile portion of the pipeline, was completed in 1998. Phase II of the pipeline, the remaining 35 miles, was completed in March 2001. The estimated useful life of the pipeline for depreciation purposes is 30 years. The Company recorded approximately $536,000, $509,000 and $220,000; respectively in depreciation expense related to the pipeline for the years ended December 31, 2003, 2002 and 2001, respectively.

In January 1997, the Company entered into an agreement with the Tennessee Valley Authority ("TVA") whereby the TVA allows the Company to bury the pipeline within the TVA's transmission line rights-of-way. In return for this right, the Company paid $35,000 and agreed to annual payments of approximately $6,200 for 20 years. This agreement expires in 2017 at which time the parties may renew the agreement for another 20-year term in consideration of similar inflation-adjusted payment terms.

6. Other Property and Equipment

Other property and equipment consisted of the following:

December 31,	2003	2002
Machinery and equipment	$ 1,392,190	$ 1,887,190
Vehicles	490,367	675,411
Other	63,734	63,734
	1,946,291	2,626,335
Less accumulated depreciation	(1,075,561)	(940,385)
Other property and equipment – net	$ 870,730	$ 1,685,950

For the year ended December 31, 2003, the Company recorded an impairment loss on equipment totaling $495,000.

7. Long Term Debt

Long-term debt to unrelated entities consisted of the following:

December 31,	2003	2002
Revolving line of credit with a bank, due November 2004. The loan agreement provides for increases or decreases to the borrowing base as changes in proved oil and gas reserves or other production levels arise. Borrowings bear interest at the bank's prime rate plus 0.25% (4.25% at December 31, 2003).Collateralized by the oil and gas properties and the related operations and revenues. See Note 1.	**$ 5,101,777**	$ 7,501,777
Unsecured note payable to an institution, with $65,000 principal payments due quarterly beginning January 1, 2000; remaining balance due October 2004; with interest payable monthly at 8% per annum.	**–**	480,000
Convertible notes payable to five individuals; due January 2004, with interest payable quarterly at 8% per annum. Notes are convertible into common stock of the Company at a rate of $3.00 per share of common stock.	**650,000**	650,000
Term loan payable to the Company; due May 1, 2004. Interest is payable at 4.75%. Unsecured.	**297,171**	–
Note payable to a financial institution, with $1,773 principal payments due monthly beginning January 7, 2002 through December 7, 2006. Interest is payable monthly commencing on January 7, 2002 at 7.5% per annum. Note is guaranteed by a major shareholder and is collateralized by certain assets of the Company.	**57,004**	73,335
Installment notes bearing interest at the rate of 3.9% to 11.95% per annum collateralized by vehicles and equipment with monthly payments including interest of approximately $10,000 due various periods through 2006.	**242,973**	412,342
Total long term debt	**6,348,925**	9,117,454
Less current maturities	**(6,127,290)**	(7,861,245)
Long term debt, less current maturities	**$ 221,635**	$ 1,256,209

Notes to Consolidated Financial Statements

Long-term debt to related parties consisted of the following:

December 31,	2003	2002
Unsecured note payable to a director due January 2004, with interest payable quarterly at 8% per annum. Note is convertible into common stock of the Company at a rate of $2.88 per share of common stock.	$ 500,000	$ 500,000
Notes payable to Directors due January 2004, with interest payable quarterly at 12% per annum. Notes are secured by the pipeline.	3,209,000	250,000
Total long term debt to related parties	3,709,000	750,000
Less current maturities	(3,709,000)	–
Long term debt to related parties, less current maturities	$ –	$ 750,000

8. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. While the damages sought in some of these actions are material, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have a material adverse effect in the aggregate on its financial statements.

In the ordinary course of business the Company has entered into various equipment and office leases which have remaining terms ranging from one to four years. Approximate future minimum lease payments to be made under noncancellable operating leases are as follows:

Year	Amount
2004	$ 56,470
2005	56,470
	$ 112,940

Office rent expense was approximately $78,830, $84,000 and $91,000 for each of the three years ended December 31, 2003, respectively.

9. Cumulative Convertible Redeemable Preferred Stock

The Company is authorized to create and has issued various classes of preferred stock (Series A, Series B and Series C). Shares of both Series A and B of Preferred Stock are immediately convertible into shares of Common Stock. Each $100 liquidation preference share of preferred stock is convertible at a rate of $7.00 for the Series A per share of common stock. For the Series B, the conversion rate is the average market price of the Company's common stock for 30 days before the sale of the Series B preferred stock with a minimum conversion price of $9.00 per share. The conversion rate is subject to downward adjustment for certain events. The conversion prices have been adjusted prospectively for stock dividends and splits.

The holders of both the Series A and Series B Preferred Stock are entitled to a cumulative dividend of 8% per quarter. However, the payment of the dividends on the Series B Preferred Stock is subordinate to that of the Series A Preferred Stock. In the event that the Company does not make any two of six consecutive quarterly dividend payments, the holders of the Series A Preferred Stock have the right to appoint those directors which would constitute of majority of the Board of Directors. In such a scenario, the holders of the Preferred Shares would be entitled to elect a majority of the Board of Directors until all accrued and unpaid dividends have been paid.

The Company failed to pay the 3rd and 4th quarterly dividend payments of the Series A preferred stock during 2002. As a result, in February 2003, the Company and the Series A shareholders placed four new members on the Board of Directors.

The Company may redeem both of the Series A and B Preferred Shares upon payment of $100 per share plus any accrued and unpaid dividends. Further, with respect to the Series A Preferred Stock, commencing on October 1, 2003 and at each quarterly date thereafter while the Series A Preferred Stock is outstanding, the Company is required to redeem one-twentieth of the maximum number of Series A Preferred Stock outstanding. With respect to the Series B Preferred Stock, on the fifth anniversary after issuance (March 2005), the Company is required to redeem all outstanding Series B Preferred Stock.

During 2002, the Board of Directors authorized the sale of up to 50,000 shares of Series C Preferred Stock at $100 per share. The Company issued 14,491 shares, resulting in net proceeds after commissions of $1,303,168. The Series C Preferred Stock accrues a 6% cumulative dividend on the outstanding balance, payable quarterly. These dividends are subordinate to the dividends payable to the Series A and Series B Preferred Stock holders. This stock is convertible into the Company's common stock at the average stock trading price 30 days prior to the closing of the sales of all the Series C Preferred Stock being offered or $5.00 per share, whichever is greater. The Company is required to redeem any remaining Series C Preferred Stock and any accrued and unpaid dividends in July 2006.

The Company adopted the provisions of SFAS 150 on July 1, 2003. Under SFAS 150, mandatorily redeemable preferred stock shall be reclassified at fair value to a liability. The Company has determined that each of the Series A, Series B and Series C preferred stock qualifies as shares subject to mandatory redemption, and as such, were reclassified as a liability upon adoption of SFAS 150. Accordingly, the difference between the carrying amount at the date of adoption and the fair value of the shares (discounted at 12%) was recognized as a cumulative effect of a change in accounting principle approximately $1,247,000 on July 1, 2003. The difference between the carrying amount of shares subject to mandatory redemption liability and the face value amount of preferred stock are being accreted at 12% into interest expense and the shares liability until conversion or redemption of the shares. Accretion associated with these shares subject to mandatory redemption from July 1, 2003 through December 31, 2003 was $354,735.

Additionally, upon adoption of SFAS 150, cumulative dividends stated in the agreements shall be recognized as a portion of interest cost prospectively. During the year ended December 31, 2003, the Company incurred $536,778 in dividends, of which $268,389 and $268,389 has been recognized as dividends on preferred stock and interest expense, respectively.

Future mandatory redemption requirements as of December 31, 2003 are as follows:

Year		Amount
2003 (in arrears and past due)	$	143,395
2004		573,580
2005		3,328,580
2006		2,022,680
2007		573,580
2008		430,185
Subtotal		7,072,000
Less accretion cost included above		(1,012,140)
Shares subject to mandatory redemption	$	6,059,860

10. Asset Retirement Obligation

Effective January 1, 2003, the Company implemented the requirements of SFAS 143. Among other things, SFAS 143 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operation expense and the capitalized cost is depleted over the estimated useful life of the related asset. Additionally, SFAS No. 143 requires that upon initial application of these standards, the Company must recognize a cumulative effect of a change in accounting principle corresponding to the accumulated accretion and depletion expense that would have been recognized had this standard been applied at the time the long-lived assets were acquired or constructed. The Company's asset retirement obligations relate primarily to the plugging, dismantling and removal of wells drilled to date.

Using a credit-adjusted risk fee rate of 12%, an estimated useful life of wells ranging from 30-40 years, and estimated plugging and abandonment cost ranging from $5,000 per well to $10,000 per well, the Company has recorded a non-cash charge related to the cumulative effect of a change in accounting principle of $351,204 in the consolidated statements of loss. Oil and gas properties were increased by $260,191, which represents the present value of all future obligations to retire the wells at January 1, 2003, net of accumulated depletion on this cost through that date. A corresponding obligation totaling $611,395 has also been recorded as of January 1, 2003.

For the period ended December 31, 2003, the Company recorded accretion and depletion expenses of $73,368 associated with this liability and its corresponding asset. These expenses are included in interest expense in the consolidated statements of loss. Had the provisions of this statement been reflected in the financial statements for the year ended December 31, 2002 and 2001, asset retirement obligations of $532,269 and $477,919 would have been recorded as of January 1, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

Pro-forma net loss for the years ended December 31, 2001 and 2002 is as follows:

	2002	2001
Net loss:		
As reported	**$(3,661,344)**	$(2,653,970)
Accretion	**(79,126)**	(54,350)
Pro-forma net loss	**$(3,740,470)**	$(2,708,320)

The following is a roll-forward of activity impacting the asset retirement obligation for the year ended December 31, 2003.

Balance, January 1, 2003:	$	611,395
Accretion expense through December 31, 2003	$	73,368
Liabilities Settled		((16,207)
Balance, December 31, 2003		$668,556

11. Stock Options

In October 2000, the Company approved a Stock Incentive Plan. The Plan is effective for a ten-year period commencing on October 25, 2000 and ending on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to Employees under the plan shall not exceed 1,000,000. Options are not transferable, fully vest after two years of employment with the Company, are exercisable for 3 months after voluntary resignation from the Company, and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this Nonqualified Stock Option Plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the Fair Market Value of such shares on the date of grant. Furthermore, an employee in the plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such an Employee is at least 110% of the Fair Market Value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2003, 2002 and 2001 is summarized below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**676,770**	**$7.71**	516,028	$ 9.23	1,017,450	$ 8.54
Granted	**436,000**	**0.50**	160,742	2.86	78,750	12.39
Exercised	**(94,000)**	**0.50**	–	–	(256,772)	8.69
Expired/canceled	**(557,180)**	**8.57**	–	–	(323,400)	7.85
Outstanding, end of year	**461,590**	**1.32**	676,770	7.71	516,028	9.23
Exercisable, end of year	**461,590**	**$1.32**	676,770	$ 7.71	474,889	$ 9.21

The share information disclosed above has been adjusted to reflect a 5% stock dividend declared during 2001.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			*Options Exercisable*
	Weighted Average Exercise Price	*Shares*	*Weighted Average Remaining Contractual Life (years)*	*Shares*
	$ 0.50	342,000	2.33	342,000
	$ 2.86	109,590	1.67	109,590
	$ 12.70	10,000	0.67	10,000
Total		461,590		461,590

The weighted average fair value per share of options granted during 2003, 2002 and 2001 is $0.16, $1.45 and $3.62, respectively, calculated using the Black-Scholes Option-Pricing model.

No compensation expense related to stock options was recognized in 2003, 2002 or 2001.

For employees, the fair value of stock options used to compute pro forma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2003, 2002 and 2001: Expected volatility of 40% for 2003, 74.2% for 2002 and 50% for 2001; a risk free interest rate of 3.67% in 2003, 3.67% in 2002 and 3.67% in 2001; and an expected option life of 3 years for 2003, 2002 and 2001.

12. Income Taxes

The Company has no taxable income during the three year period ended December 31, 2003.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of loss is as follows:

December 31,	**2003**	2002	2001
Statutory rate	**34%**	34%	34%
Tax benefit at statutory rate	$ **(866,000)**	$ (1,073,000)	$ (769,000)
State income tax benefit	**(152,000)**	(189,000)	(136,000)
Other	–	–	–
Increase in deferred tax asset valuation allowance	**1,018,000**	1,262,000	905,000
Total income tax provision	$ –	$ –	$ –

December 31,	**2003**	2002	2001
Net operating loss carryforward	$ **8,157,000**	$ 7,139,000	$ 5,877,000
Capital loss carry forward	**263,000**	263,000	263,000
	8,420,000	7,402,000	6,140,000
Valuation allowance	**(8,420,000)**	(7,402,000)	(6,140,000)
Net deferred taxes	$ –	$ –	$ –

Notes to Consolidated Financial Statements

The Company recorded a valuation allowance at December 31, 2003, 2002 and 2001 equal to the excess of deferred tax assets over deferred tax liabilities, as management is unable to determine that these tax benefits are more likely than not to be realized. Potential future reversal of the portion of the valuation allowance relative to deferred tax asset resulting from the exercise of stock options will be recorded as additional paid in capital realized

As of December 31, 2003, the Company had net operating loss carryforwards of approximately $13,700,000 which will expire between 2010 and 2023 if not utilized.

13. Supplemental Cash Flow Information

The Company paid approximately $634,635, $571,000 and $853,500 for interest in 2003, 2002 and 2001, respectively. The Company capitalized approximately $148,000 of interest in 2001. No interest was capitalized in 2003 or 2002. No income taxes were paid in 2003, 2002, or 2001.

14. Rights Offering

On October 17, 2003, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission ("SEC"). On February 13, 2004, the SEC deemed the Registration Statement on Form S-1 effective.

The Rights Offering was a distribution to the holders of the Company's common stock outstanding at the record date, February 27, 2004, at no charge, of nontransferable subscription rights at the rate of one right to purchase three shares of the Company's common stock for each share of common stock owned at the subscription price of $0.75 in the aggregate, or $0.25 per each share purchased.

Each subscription right in addition to the right to purchase three shares of common stock carried with it an over-subscription privilege. The over-subscription privilege provided stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that were not purchased by other stockholders through the exercise of their basic subscription privileges at the same subscription price per share. In no event could any subscriber purchase shares of the Company's common stock in the offering that, when aggregated with all of the shares of the Company's common stock otherwise owned by the subscriber and his, her or its affiliates, would immediately following the closing represent more than 50% of the Company's issued and outstanding shares.

The net proceeds of the Rights Offering will be used initially to pay non-bank indebtedness in the aggregate amount of approximately $6 million (including up to $3,850,000 in principal amount plus accrued interest owed by the Company to Dolphin Offshore Partners, L.P., the general partner of which is Peter E. Salas a director of the Company), with the balance of the net proceeds to be used to repay bank indebtedness and/or for working capital purposes, including the drilling of additional wells. At December 31, 2003, the Company incurred offering costs $223,003, which are reflected in the consolidated balance sheet as an asset. This asset will be offset against gross proceeds, when received by the Company.

At the time the Rights Offering closed on March 18, 2004 all 36.3 million shares offered had been subscribed for and, as a result, the Company raised approximately $9.1 million. The total number of shares subscribed actually exceeded the 36.3 million shares available for issuance under the offering. Consequently, all shares subscribed for under the basic privilege were issued and the number shares issued under the over subscription privilege was proportionately reduced to equal the number of remaining shares. The allocation and issuance of the oversubscribed shares was made by Mellon Investor Services, the Company's subscription agent who also returned payments for those oversubsubcribed shares that were not available.

As called for in the Rights Offering, 7,029,604 rights were exercised pursuant to the basic subscription privilege, resulting in the purchase of 21,088,812 shares at $0.25 per share for gross proceeds to the Company of $5,272,203 resulting from the basic subscription privilege. A total of 15,211,118 rights were exercised pursuant to the oversubscription privilege, resulting in additional gross proceeds to the Company of $3,802,797. Of the shares purchased pursuant to the Rights Offering 14,966,344 shares were purchased by Directors, Officers and owners of 10% of the Company's outstanding common stock.

15. Quarterly Data and Share Information (unaudited)

The following table sets forth, for the fiscal periods indicated selected consolidated financial data.

Fiscal Year Ended 2003

	First Quarter	Second Quarter	Third Quarter[b]	Fourth Quarter[c]
Revenues	$ 1,971,603	$ 1,482,390	$ 1,549,461	$ 1,201,796
Net loss	(282,162)	(678,592)	(508,247)	(1,973,646)
Cumulative effects of changes in accounting principles	(351,204)	–	1,247,121	–
Net income (loss) attributable to common stockholders	(767,561)	(812,786)	738,874	(1,973,646)
Earnings (loss) per common share				
Operations	$ (0.02)	$ (0.07)	$ (0.03)	$ (0.17)
Cumulative effects	(0.03)	–	0.08	–
Total $	(0.05)	$ (0.07)	$ 0.05	$ (0.17)

Fiscal Year Ended 2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,176,482	$ 1,297,668	$ 1,507,308	$ 1,719,020
Net loss	(818,341)	(858,197)	(721,879)	(756,138)
Net loss attributable to common stockholders	(930,799)	(984,139)	(856,074)	(890,332)
Loss per common share				
Basic and diluted	$ (0.09)	$ (0.09)	$ (0.08)	$ (0.07)

Fiscal Year Ended 2001

	First Quarter	Second Quarter	Third Quarter[a]	Fourth Quarter
Revenues	$ 1,448,318	$ 1,863,068	$ 2,583,758	$ 1,101,542
Net loss	(368,768)	(336,034)	(378,597)	(1,179,388)
Net loss attributable to common stockholders	(447,546)	(423,523)	(491,055)	(1,291,846)
Loss per common share				
Basic and diluted	$ (0.05)	$ (0.04)	$ (0.05)	$ (0.12)

(a) Third quarter 2001 results reflect the effect on depletion expense that resulted from a decrease in reserve estimates provided in a study performed by Ryder Scott and issued August 10, 2001. The amount recorded during this quarter was $562,000 higher than the quarterly estimates made by management during the first three quarters as a result of a change in estimate arising from new information provided in the Ryder Scott Report.

(b) Amounts disclosed above for the third quarter of 2003 differ from those previously filed with the SEC as a result of adopting under SFAS 150 after September 30, 2003. Management will amend the September 30, 2003 SEC Form 10-Q filing during 2004.

(c) During the fourth quarter of 2003, the Company recognized an impairment loss on equipment totaling $495,000.

Notes to Consolidated Financial Statements

16. Supplemental Oil and Gas Information

Information with respect to the Company's oil and gas producing activities is presented in the following tables.

Estimates of reserve quantities, as well as future production and discounted cash flows before income taxes, were determined by Ryder Scott Company, L.P. as of December 31, 2003, 2002 and 2001.

Oil and Gas Related Costs – The following table sets forth information concerning costs related to the Company's oil and gas property acquisition, exploration and development activities in the United States during the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Property acquisition			
Proved	$ –	$ –	$ –
Unproved	–	–	–
Less – proceeds from sales of properties	–	(100,000)	(750,000)
Development costs	480,421	2,082,529	5,571,883
	$ 480,421	$ 1,982,529	$ 4,821,883

Results of Operations from Oil and Gas Producing Activities – The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended:

December 31,	2003	2002	2001
Revenues	$ 6,040,872	$ 5,437,723	$ 6,656,758
Production costs and taxes	(3,412,201)	(3,094,731)	(2,951,746)
Depreciation, depletion and amortization	(1,268,470)	(1,388,138)	1,342,000)
Income from oil and gas producing activities	$ (1,360,201)	$ 954,854	$ 2,363,012

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's tax loss carryforwards.

Oil and Gas Reserves (unaudited) – The following table sets forth the Company's net proved oil and gas reserves at December 31, 2003, 2002 and 2001 and the changes in net proved oil and gas reserves for the years then ended. Proved reserves represent the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions. The reserve information indicated below requires substantial judgment on the part of the reserve engineers, resulting in estimates which are not subject to precise determination. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available and that revisions in these estimates could be significant. Reserves are measured in barrels (bbls) in the case of oil, and units of one thousand cubic feet (MCF) in the case of gas.

	Oil (bbls)	Gas (Mcf)
Proved reserves:		
Balance, January 1, 2001	1,814,905	47,539,871
Discoveries and extensions	62,254	4,915,431
Revisions of previous estimates	(672,443)	(25,263,634)
Production	(148,041)	(1,311,466)
Balance, January 1, 2002	1,056,675	25,880,202
Discoveries and extensions	34,968	937,000
Revisions of previous estimates	542,229	786,430
Production	(157,973)	(1,004,899)
Balance, December 31, 2002	1,475,899	26,598,733
Discoveries and extensions	0	0
Revisions of previous estimates	42,478	(11,633,157)
Production	(147,243)	(620,873)
Proved reserves at, December 31,	1,371,134	14,344,703
Proved developed producing reserves at, December 31, 2003	1,059,038	5,167,832
Proved developed producing reserves at, December 31, 2002	1,108,293	6,592,711
Proved developed producing reserves at, December 31, 2001	767,126	7,157,183

Of the Company's total proved reserves as of December 31, 2003 and 2002 and 2001, approximately 51%, 37% and 36%, respectively, were classified as proved developed producing, 14%, 19% and 26%, respectively, were classified as proved developed non-producing and 35%, 44% and 37%, respectively, were classified as proved undeveloped. All of the Company's reserves are located in the continental United States.

Notes to Consolidated Financial Statements

Standardized Measure of Discounted Future Net Cash Flows (unaudited) – The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following table:

	amounts in thousands		
December 31,	**2003**	2002	2001
Future cash inflows	**$ 109,102**	$ 152,180	$ 78,296
Future production costs and taxes	**(48,761)**	(41,870)	(26,083)
Future development costs	**(5,957)**	(11,348)	(6,384)
Future income tax expenses	**–**	–	–
Net future cash flows	**54,384**	98,962	45,829
Discount at 10% for timing of cash flows	**(28,021)**	(52,314)	(24,095)
Discounted future net cash flows from proved reserves	**$ 26,363**	$ 46,648	$ 21,734

The following unaudited table sets forth the changes in the standardized measure of discounted future net cash flows from proved reserves during 2003, 2002 and 2001:

	amounts in thousands		
	2003	2002	2001
Balance, beginning of year	**$ 46,648**	$ 21,734	$ 235,743
Sales, net of production costs and taxes	**(2,884)**	(2,343)	(3,705)
Discoveries and extensions	**–**	1,686	4,167
Changes in prices and production costs	**9,040**	20,586	(299,527)
Revisions of quantity estimates	**(13,988)**	6,120	(33,449)
Development costs incurred	**–**	–	–
Interest factor – accretion of discount	**4,665**	2,173	32,198
Net change in income taxes	**–**	–	86,237
Changes in future development costs	**5,391**	(4,860)	2,666
Changes in production rates and other	**(4,429)**	1,552	(2,596)
Balance, end of year	**$ 26,363**	$ 46,648	$ 21,734

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at December 31, 2003, 2002 and 2001 were $29.72, $27.25 and $17.03 per barrel of oil and $4.76, $4.01 and $2.33 per MCF of gas, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions. The estimates of reserve values include estimated future development costs that the company does not currently have the ability to fund. If the company is unable to obtain additional funds, it may not be able to develop its oil and natural gas properties as estimated in its December 31, 2003 reserve report.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable carryforwards, for both regular and alternative minimum tax.

The future net revenue information assumes no escalation of costs or prices, except for gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.



Richard T. Williams
Chairman of the Board
Chief Executive Officer

Jeffrey R. Bailey
President

Robert M. Carter
President of Tengasco
Pipeline Corporation

Mark A. Ruth
Chief Financial Officer

Cary V. Sorensen
General Counsel;
Secretary

Sheila F. Sloan
Treasurer

Joseph E. Armstrong
State Representative
Knoxville, Tennessee

Jeffrey R. Bailey
President
Tengasco, Inc.
Knoxville, Tennessee

John A. Clendening
Consulting Geologist
Maryville, Tennessee

Robert L. Devereux
Attorney At Law
Devereux Murphy LLC
St. Louis, Missouri

Bill L. Harbert
Retired
Bill Harbert International
Construction
Birmingham, Alabama

Peter E. Salas
President
Dolphin Asset Management Corporation
New York, New York

Charles M. Stivers,
Certified Public Accountant
Charles M. Stivers C.P.A
Manchester, Kentucky

Richard T. Williams
Chairman of the Board
Chief Executive Officer
Tengasco, Inc.
Knoxville, Tennessee

Target Market Development
Brentwood, Tennessee

Forward-looking statements made in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties which may cause actual results to differ from anticipated results, including risks associated with the timing and development of the Company's reserves and projects as well as risks of downturns in economic conditions generally, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Medical Arts Building
603 Main Avenue, Suite 500
Knoxville, TN 37902
865-523-1124

obson, Ferber, Frost, Chan & Essner, LLP
530 Fifth Avenue
New York, NY 10036
212-944-2200

BDO Seidman, LLP
285 Peachtree Center Avenue, Suite 800
Atlanta, GA 30303
404-688-6841

Mellon Investor Services, LLC
85 Challenger Road, Overpeck Centre
Ridgefield Park, NJ 07660
888-213-0965
www.melloninvestor.com

American Stock Exchange
Ticker Symbol: TGC

Management's discussion and analysis of financial conditions and results of its 2003 operations, along with the quantitative and qualitative market risks faced by the Company are also discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2003. A copy of the Company's Annual Report on Form 10-K for 2003 and the exhibits will be supplied to any shareholder upon request at the actual cost of copying.

For more information about Tengasco, visit our website at:http://tengasco.com

The annual meeting of the Stockholders will be held 10:00 a.m., Thursday, August 12, 2004, at the Club LeConte, Knoxville, Tennessee.

Range of High and Low Closing Prices for Shares of Common Stock

	2003		2002	
	High	Low	High	Low
First Quarter	$2.00	$1.00	$8.19	$ 5.80
Second Quarter	1.23	0.36	6.49	2.71
Third Quarter	1.28	0.65	3.45	2.20
Fourth Quarter	0.94	0.63	2.90	1.05

As of March 31, 2004 the number of shareholders of record of the company's common stock was 978, and management believes that there are approximately 2,599 beneficial owners of the company's common stock.

The Company did not pay any dividends with respect to Company's common stock in 2003 and has no present plans to declare any further dividends with respect to its common stock.

TENGASCO

603 Main Avenue
Suite 500
Knoxville, TN 37902
Tel 865.523.1124
Fax 865.523.9894
www.tengasco.com